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                                                                      EXHIBIT 21

LIST OF SUBSIDIARIES

The following is a list of certain subsidiaries of the registrant and their respective states of incorporation (100% owned unless otherwise indicated):

Crescent Resources, Inc. (South Carolina)
Duke Capital Corporation (Delaware)
Duke Energy Natural Gas Corporation (Delaware)
Texas Eastern Transmission Corporation (Delaware)
PanEnergy Corp (Delaware)